# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Olema Pharmaceuticals, Inc., CIK 0001750284
CUSIP: 68062P106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 780 Brannan Street, San Francisco, California (CA), 94103
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001172661-25-001970
Filed by CIK 0001856083

## Reporting persons
- Deep Track Capital, LP: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Deep Track Biotechnology Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- David Kroin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Olema Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 780 Brannan Street, San Francisco, CA 94103

## Item 2. Person Filing
Name of person filing:
(i) Deep Track Capital, LP

(ii) Deep Track Biotechnology Master Fund, Ltd.

(iii) David Kroin
Address of principal business office or, if none, residence:
(i) 200 Greenwich Ave, 3rd Floor, Greenwich, CT 06830

(ii) c/o Walkers Corporate Limited, 190 Elgin Ave, George Town, KY1-9001, Cayman Islands

(iii) c/o Deep Track Capital, LP, 200 Greenwich Ave, 3rd Floor, Greenwich, CT 06830
Citizenship:
(i) Delaware

(ii) Cayman Islands

(iii) United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0.00%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Deep Track Capital, LP is the relevant entity for which David Kroin may be considered a control person.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Item 4: Information with respect to the Reporting Persons' ownership of the Common Stock as of December 31, 2025, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

The amount beneficially owned by each Reporting Person is determined based on 78,652,730 Common Stock outstanding as of November 19, 2025, according to the issuer's Prospectus, filed with the SEC on November 19, 2025.

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 13, 2026

Deep Track Capital, LP
By: /s/ David Kroin
David Kroin, Managing Member of the General Partner of the Investment Adviser

Deep Track Biotechnology Master Fund, Ltd.
By: /s/ David Kroin
David Kroin, Director

David Kroin
By: /s/ David Kroin
David Kroin

## Signatures
- Deep Track Capital, LP: /s/ David Kroin, David Kroin, Managing Member of the General Partner of the Investment Adviser (02/13/2026)
- Deep Track Biotechnology Master Fund, Ltd.: /s/ David Kroin, David Kroin, Director (02/13/2026)
- David Kroin: /s/ David Kroin, David Kroin (02/13/2026)